Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

Transcript of C&J Energy Services, Inc. Conference Call to Combine with Nabors’ Completion and Production Businesses in Transaction Valued at $2.86 Billion

CORPORATE PARTICIPANTS

Glen Orr – IR, The Abernathy MacGregor Group

Josh Comstock – Founder, Chairman, and Chief Executive Officer C&J Energy Services, Inc.

Tony Petrello – Nabors Industries Ltd. - Chairman, President and CEO

Don Gawick – Chief Operating Officer, C&J Energy Services, Inc.

Randy McMullen C&J Energy Services, Inc. - President, CFO, Treasurer

CONFERENCE CALL PARTICIPANTS

John Daniel Simmons & Company - Analyst

Brandon Dobell William Blair & Company - Analyst

Brad Handler Jefferies & Company - Analyst

TRANSCRIPT OF CALL

Operator

Good day, ladies and gentlemen, and thank you for your patience. You have joined the XTi C&J Energy Services conference call. (Operator Instructions). As a reminder, this conference may be recorded.

I would now like to turn the call over to your host, Mr. Glen Orr. Sir, you may begin.

GLEN ORR:

Thank you, Latif. Good evening, and thank you for joining us for this evening’s teleconference to discuss the combination of Nabors Completion and Production businesses, NCPS, with C&J Energy Services.

With me on the call this evening are Josh Comstock, C&J’s Founder, Chairman, and Chief Executive Officer; Randy McMullen, C&J’s President, Chief Financial Officer, and Treasurer; Don Gawick, C&J’s Chief Operating Officer; and Tony Petrello, Nabors’ Chairman of the Board, President, and Chief Executive Officer.

Our plan this evening is to provide a high-level summary of the transaction announced in today’s press release. And following our prepared remarks, we will conduct the question-and-answer session. A copy of the news release is available through a link on the Investor Relations section of the C&J website at www.cjenergy.com, as is a copy of the presentation we will review this evening.

Slide 2. I’ll draw your attention to the disclaimers on forward-looking statements and other disclosures, which are relevant to this evening’s announcement, and necessary given the subject matter of this call. This information is also included in the news release that C&J Energy Services put out today. In summary, the cautionary note states that information provided in the news release and on this conference call that speaks to the Company’s expectations or predictions of the future, including projections, assumptions, and guidance, are considered forward-looking statements intended to be covered by the Safe Harbor provision of the federal securities law.

For example, statements regarding future financial performance; future competitive positioning and business synergies; future acquisition cost savings; future accretion to earnings per share; future market demand; future benefits to stockholders; future economic and industry conditions; the proposed merger, including its benefits, results, effects, and timing; the attributes of C&J and the combined Company; and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities law.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the Company’s control, which could cause actual benefits, results, effects, and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained, or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainty as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of C&J’s business and operations with the new C&J’s business and operations; the inability to obtain or delay in obtaining cost savings, synergies from the proposed merger; unexpected costs, charges, or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J as a combined company, following completion of the proposed merger; and any changes in general economic and/or industry-specific conditions.

C&J cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in C&J’s filings with the SEC. I refer you to C&J’s disclosures regarding risk factors and forward-looking statements in its SEC filings for a discussion of the known material factors that could cause actual results to differ materially from those in the forward-looking statements.

Please note that the Company undertakes no obligation to publicly update or revise any forward-looking statements; and, as such, these statements speak only as of the date they were made.

Also as a reminder, today’s call is being webcast live, and a replay will be available at C&J’s website. Please note that the information relayed on this call speaks only as of today, June 25, 2014, so any time-sensitive information may no longer be accurate at the time of the replay.

With that, I’d like to turn the call over to Josh Comstock, Founder, Chairman, and CEO of C&J Services.

JOSH COMSTOCK:

Good evening. Thank you for joining us for this call on such short notice. We’re going to start on slide 4. As you’ve now seen, we just announced the transformative transaction that we believe will dramatically accelerate C&J’s long-term growth strategy.

We have agreed to acquire Nabors’ Completion and Production businesses, which I will refer to as NCPS, in a transaction valued at $2.86 billion. This combination creates a leading US diversified completion and production services provider, and allows C&J to leapfrog most of its peers to become the fifth-largest completion and production services provider in North America. And we believe it positions us for additional market penetration here in the United States, and opens up new opportunities for our international growth plans.

As I will talk about more in a moment, this transaction will bring together two highly complementary service portfolios. Combined, we will have nearly 1.2 million hydraulic pressuring horsepower, more than 100 wireline units, 40 coiled tubing units, 683 workover rigs, 1500 fluid management trucks, and 70 cementing units.

The Company’s team of over 10,000 employees will be spread across the US and Western Canada in close proximity to the most active onshore oil and gas basins. We look forward to welcoming new employees of NCPS to our great team at C&J.

Importantly, this combination accelerates the growth strategy we have talked to most of you about for several years now. The combined Company’s diversified revenue base and increased cash flow, coupled with expanded scale and new service offerings, drives the opportunity to capitalize on the current attractive market dynamics.

Another key factor in this arrangement with Nabors is the complementary nature of our combined customer bases. Of the top customers in both companies, there is little overlap. In fact, until our recent acquisition that introduced our wireline operations into California, we did not do business with any of NCPS’s top five customers.

Moving on to slide 5. To illustrate better why we believe these two companies are extremely complementary, let me briefly walk through the combined Company’s service offerings. And later, I will break down the assets in greater detail.

First, on the completion side of the business, the addition of NCPS positions us as one of the top fractionating companies, growing our fleet to more than 1 million hydraulic fracturing horsepower, from 346,000 horsepower currently. Our coiled tubing and wireline will both grow incrementally with this deal, with a gaining of 50 additional wireline units and 15 coiled tubing units. We anticipate being able to keep all of these assets deployed at acceptable rates.

The combined Company will also add cementing, which is a natural extension of our core service line, and one that we believe can drive incremental revenue.

On the production side, the new C&J will have the largest fluid management fleet in the industry, as well as the second-largest workover and well servicing fleet in the industry. We believe these service lines will become more crucial to many of our customers, particularly in the Eagle Ford and Permian Basin, where we expect an increasing number of wells requiring recompletion. As natural gas prices increases, we expect a wave of workovers to occur in certain gas basins.

Additionally, through our vertical integration efforts over the past few years — including through our investments in equipment manufacturing, data controls, directional drilling, downhole tools, specialty chemicals, and research and technology — we have built the capability and infrastructure to support this growth. And with our enhanced scale, we will be able to exploit this vertical integration to create maximum value.

On slide 6, from a financial standpoint, there are a number of attractive aspects to this acquisition. It is expected to be accretive to value and C&J cash earnings for the first full year of combined operations. And we expect annual run rate synergies of more than $100 million. This transaction ensures that the combined Company retains a strong balance sheet and preserves leverage capacity for further expansion, while enhancing our financial flexibility as we become a more global enterprise.

On slide 7, as I mentioned earlier, this deal accelerates our long-term strategy to become a large cap international energy services company. With the addition of NCPS assets and exceptional operations teams, we will be able to capitalize on attractive market dynamics, and an improved demand for our completion and production services to grow our market share, and sell more services to more customers in more places.

Additionally, our broader, more diversified product portfolio adds new service lines and provides scale to further enable vertical integration and technological advancement opportunities that would’ve taken several years to bring to fruition without this deal.

This acquisition also expands our operations in the new North American geographies, giving us an immediate presence in most of the major oil and gas basins in North America, and new customers and markets for our service lines.

And one of the most significant, but perhaps less obvious, benefits is our enhanced ability to seize on international growth opportunities, as our new scale allows us to ramp up our operations in the Kingdom of Saudi Arabia through our alliance with Nabors, who will have the ability to compete for additional international business in places where they have operations. Most importantly, both C&J and Nabors will be able to leverage each other’s strengths and infrastructures globally.

At this time, Tony, would you like to say a few words?

TONY PETRELLO:

Sure, Josh. We are very excited by this combination. For quite some time, people understand that Nabors has viewed our Completion and Production businesses as maybe something that hasn’t been fully appreciated by the Street. And we were looking for ways to unlock value. And we considered, in our strategic review, various alternatives. They ranged from everything from growing in this sector, to acquisition, to spinning the company off to a deal of this nature.

We decided that the best way to unlock this value actually is to play to the needs of the marketplace. We strongly believe that there’s a lot of future demand growth in this specific sector. Particularly in North America with the shales, I think the intensity of this kind of work is going to continue; not only in the stimulation side, but I think in the aftermarket. As the number of wells increases that are put down, they are all going to require workover, and we have the fleet and et cetera that is well positioned to take advantage of that.

The issue for us is we are viewed as a drilling company primarily. And of course, we think we have really great, sustainable competitive advantage there. So the question was for us how to maximize the value of this operation.

We chose C&J because we think, having looked at the landscape of the industry, they are the best operator out there in this space. They have a proven track record of aggressive growth. They’ve got a really deep bench in terms of management. One of the other the things I like about the Company is they have the in-house manufacturing capability.

For those of you that know Nabors, you know Canrig, and we use that as a way to create competitive advantage. I see CJ’s move with their in-house similar. Also, the fact is with the size of our operation loaded onto that infrastructure, I think there’s the potential, as Josh has outlined, of extracting an extraordinary amount of cost savings that will inure to everyone’s benefit.

So we saw those as opportunities that we wanted to take advantage of. And we saw — so the reason for those synergies in this deal that could inure to the benefit of CJ’s shareholders and Nabors’ shareholders. That’s why we came up with this.

The other point I’d like to make is we still are 53% owners of the company, so we are committed to the space. And as Josh outlined, that includes internationally. We operate in 24 countries, as you all know, and we think we can help CJ grow in the international marketplace using our relationships with most of the NOCs.

So, that’s a little background of the logic and why we chose CJ. Thank you.

JOSH COMSTOCK:

Hey, thank you, Tony. We appreciate your drive to get this transaction completed. And I thank you personally for your endorsement of C&J Energy Services by choosing our Company to partner with and control these exceptional assets.

I will now turn the call over to Don Gawick, our COO, to say a few words about the transaction. Don?

DON GAWICK:

Thank you, Josh. I’ve been with C&J for two years now. Before that I spent a majority of my 35-year career at Schlumberger, and have significant experience in acquisitions and integrations. I have to say that I’m more excited about the long-term potential of this deal than any I’ve been involved with in my career.

On to slide 8. From an operational perspective, we have analyzed this acquisition thoroughly, and given it significant consideration and thought. At the end of the day, we believe it to be an excellent opportunity for C&J, our customers, and our employees, as well as the current customers and employees of NCPS.

As part of our consideration for this transaction, we committed to developing robust integration plans that will ensure a smooth transition of both employees and businesses. We are confident that the transition will be seamless for customers, and that our current and new employees will ensure services, and products will maintain the highest quality.

We will work tirelessly for a smooth transition. We will continue to provide the excellent level of service and safety that our customers have come to expect from us.

When complete, this deal will bring together two premium oilfield service organizations to make a formidable competitor in every basin. C&J is a best-in-class completions company with a superior track record, a presence in major basins including the Eagle Ford and Permian. The Company has vertically integrated with strong and cost-competitive manufacturing capabilities, and is rapidly expanding its capacity and its reach into new geographies, including the Middle East.

NCPS provides a diversified mix of completion and production services with a broad footprint, and a presence in many of the top basins in the US and Western Canada. They built a fleet of over 800,000 hydraulic fracturing horsepower, have the second-largest fleet of workover rigs in North America, and have established the largest fleet of fluids management vehicles in the United States.

Not only do we believe this to be an excellent opportunity for C&J, but we are doing at a strategic time in the industry. This combination will allow us to capitalize on the improving activity in outlook that we are seeing in the completion services business. And it also positions C&J to benefit from our strong, long-term outlook for production services. The industry is ripe for consolidation, and we believe that we are executing at the right time, and are setting ourselves up to better capitalize on future opportunities.

Now I will turn the call over to our President and CFO, Randy McMullen, to take us through the specifics of the transaction and financials. Randy?

RANDY MCMULLEN:

Thanks, Don. C&J will acquire NCPS in a cash and stock transaction. C&J stockholders will receive 1 share of the combined entity for each share of C&J. Under the terms of the agreement, NCPS will undergo a reorganization to convey its Completion and Production business to an existing Bermuda subsidiary that we’re calling NewCo. A Delaware subsidiary of NewCo will merge with and into C&J, with C&J surviving the merger as a subsidiary of NewCo.

C&J stockholders will exchange common shares of C&J for common shares of NewCo on a 1-to-1 basis in a transaction expected to be tax-free to C&J stockholders. Following the merger, NewCo will change its name to C&J as a resulting publicly traded entity listed on the NYSE under the ticker CJES. NCPS will receive total consideration of $2.86 billion, paid in cash and NewCo common shares upon closing of the transaction.

The number of NewCo common shares to be issued to Nabors will equal approximately 53% of the outstanding NewCo common shares as of the closing, with existing C&J stockholders owning approximately 47% of the new combined Company. Cash consideration in the form of an inter-company note between NCPS and NewCo will make up the difference between the $2.86 billion purchase price and the value of the NewCo common shares.

The new C&J Board of Directors will consist of seven members, comprised of Josh Comstock as Chairman of the Board; three other current C&J directors; and three directors to be nominated by NCPS.

The acquisition is subject to several conditions, including approval by C&J stockholders; Hart-Scott-Rodino; and other customary closing conditions, including regulatory approvals. We expect the deal to close by year-end.

Now, on page 10, I will go through a brief overview of the transaction structure. As I mentioned earlier, Nabors will own approximately 53% of the combined Company, and C&J stockholders will own approximately 47% of the combined Company at closing. The combined Company will take on approximately $1.3 billion of new debt to refinance existing debt at C&J, and repay and inter-company note between Nabors and the NewCo, to which Nabors will convey the Completion and Production business as part of its reorganization. We have commitments in place for all of the financing.

Next, let me walk you through a few key financial metrics of the two companies, side-by-side before the combination. LTM revenue, as of 3/31/14, for C&J totaled $1.11 billion and generated EBITDA of approximately $175 million, and a 15.7% EBITDA margin. CapEx for the Company totaled $178 million. NCPS generated revenue of $2.07 billion, with EBITDA of $322 million and a 15.5% EBITDA margin. CapEx for NCPS totaled about $324 million.

Now, on slide 12, let me walk you through some estimated metrics for the combined Company in 2015. We estimate revenue of the combined Company to reach $4.0 billion to $4.4 billion. And we believe, at that level, we estimate that we can generate EBITDA margins in the upper teens, with a long-term EBITDA margin of more than 20% in closing of the full synergies. CapEx should decline from current levels, as we work through the initial phases of the integration process.

Slide 13 provides some additional detail on the capital structure and liquidity of the combined Company. The estimated total debt at the close of this deal will be about $1.3 billion, and the estimated leverage will be about 2.2 times total debt to EBITDA.

The new C&J will be able to delever its balance sheet using free cash flow generated by cost synergies, improved utilization of assets, and the CapEx reductions I mentioned previously. We expect the Company to have significantly liquidity, including revolver availability of $600 million.

JOSH COMSTOCK:

All right, thanks, Randy. Let’s move on to slide 14, and let me drill down a bit more into the new C&J. From a management standpoint, I will continue to serve as C&J’s Chief Executive Officer; and Randy McMullen as

President and Chief Financial Officer. The balance of my management team will be made up of the existing C&J executives, in addition to several executives who will join C&J from Nabors upon completion of the deal.

The new C&J Board of Directors will consist of seven members, comprised of myself as Chairman of the Board, the three current C&J directors, and three directors to be nominated by Nabors.

On slide 15, a completions overview to demonstrate the true strength and value of the new C&J. I think it will be helpful to give you a picture of the assets making up this world-class oilfield service company.

First, on the completions side, you can see the contribution of NCPS assets creates a formidable pumping portfolio that not only adds significant horsepower, but also extends pressure pumping capabilities to the Bakken, Marcellus, and Utica Basins. We also acquire significant wireline and coiled tubing organizations, and their experienced teams.

Also important is the addition of the cementing business. This is a new offering for C&J, and we believe we can find ready demand from our existing customers.

On slide 16, I’ll say a few words about production services market. This was about a $5.7 billion industry in 2013, and we expect it to grow to $6 billion in 2014.

Before this deal, the top five companies comprised a 56% market share, and the remaining 44% were divided among about 200 smaller players.

The outlook for the industry is highly positive, as the population of maturing wells continues to increase and the number of horizontal, unconventional wells continue to grow, as E&P companies shift their focus from acquiring more land and more leases and dedicate themselves to full-scale well development.

Demand for well servicing rigs is expected to increase by 8% per year through 2018, all of which is driven by the aging of unconventional oil wells. With that demand, we expect increased utilization and pricing for fluid services equipment.

We are very optimistic about winning more than our fair share of this growing market, as our customers continue to favor service providers who differentiate themselves based on operational efficiency, quality of equipment, and crew safety records. C&J has long differentiated ourselves in these metrics, and expect to extend those practices to our NCPS addition.

On slide 17, I think this slide is the most telling. As a result of this offering, we have the opportunity to leverage our existing and new equipment expertise into every basin in North America. And with that scale and the financial flexibility afforded us by this transaction, we have the ability to expand even further into these basins, and internationally.

On slide 18, this slide illustrates our new financial potential. In 2013, C&J’s EBITDA was $189 million. And as a result of this deal, the equivalent EBITDA would be about $564 million (sic — see slide 18, “$556 million”), an increase of about 200%.

On slide 19, this shows the power of this combination. This deal is truly powerful. It accelerates our growth strategy by several years, and positions C&J for further market penetration and international expansion. We believe it also has a number of strategic, operational, and financial benefits that create value for C&J customers, employees, and stockholders. We achieve these advantages by bringing together two complementary businesses to create an industry leader in the completion and production markets.

This transaction also has several very meaningful financial benefits that will not only immediately drive shareholder value, but also enables future growth domestically and internationally. When complete, it will be accretive to cash flow and earnings, provide very meaningful synergy, and help maintain a robust balance sheet.

Finally, the combined Company, the New C&J, is positioned in the industry, and financially, to capitalize on industry trends and future acquisition opportunities to expand our market share in North America and build our presence internationally.

We truly look forward to making this combination a reality, and to providing you with progress updates in the future.

So with that, we’re going to open it up for questions.

QUESTION AND ANSWER SECTION

Operator

(Operator Instructions). John Daniel, Simmons & Company.

John Daniel - Simmons & Company - Analyst

Congratulations on the deal. Just a few quick ones for me. This is a little bit of modeling stuff. The synergies in year one, any ballpark on that?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

Randy, do you want to — ?

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

Yes, I think generally, John, for the first full year we’re expecting about 50% of the —.

John Daniel - Simmons & Company - Analyst

$100 million?

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

Of the annual number we quoted, once we get up and fully running.

John Daniel - Simmons & Company - Analyst

Okay. And then as you move with the Bermuda headquarters, what’s the tax rate implication for you guys on a go-forward basis?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

Well, obviously, as we continue to grow and generate revenue, being offshore can bring our tax rate down. There won’t be an immediate benefit from that —

John Daniel - Simmons & Company - Analyst

Okay.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

— with a lot of our US operations. But there will definitely be a benefit that will drive that down.

John Daniel - Simmons & Company - Analyst

Okay, so still okay to apply the C&J tax rate that you guys had guided to in the short-term?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

Yes, in the short-term. We’re not closing the transaction (multiple speakers).

John Daniel - Simmons & Company - Analyst

No, no, no, I get that. I’m just trying to — looking beyond. And then depreciation, probably too early to talk about stuff up in the asset space, but is there any view from a full-year (multiple speakers)?

Don Gawick - C&J Energy Services, Inc. - COO

Yes, John, we’re not going to go into that kind of specific. That’s something we’ll address later.

John Daniel - Simmons & Company - Analyst

Okay, fair enough. And then the last one, just as the press release talks about cash earnings per share being accretive, I’m assuming that’s EBITDA, based on the models that you are referring to?

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

Yes.

John Daniel - Simmons & Company - Analyst

Okay. All right. I’ll turn it over to others. Thanks, guys, for taking my call, and congrats on the deal.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

Thanks, John.

Operator

(Operator Instructions). Brandon Dobell, William Blair.

Brandon Dobell - William Blair & Company - Analyst

Congrats on the deal, guys. Maybe looking at the slide with the 2015 expectations, any color behind some growth assumptions you guys are making? Or I would imagine you’ve got the year-one synergies built into the EBITDA margin expectation. But how do we think about different growth scenarios that are baked into that $4 billion to $4.4 billion in revenue?

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

Well, really, we’re not going to go into much more of the specifics than were laid out on the page and in the commentary. But obviously you’ve seen some improvement in our base business. And we’re expecting the same type of improvement, or seeing the same type of improvement for the same demand reasons on the completion side (multiple speakers).

Brandon Dobell - William Blair & Company - Analyst

Okay.

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

On the (inaudible) side. And then as you mentioned, you’ve got some synergies; and then, just in general, as we spoke to you, utilization improvements.

Brandon Dobell - William Blair & Company - Analyst

Okay. And I think going back to slide 13, you guys talked about CapEx reductions. Maybe the source of that, or where you think it’s going to come from. I’m guessing some of that is just your ability to use your internal manufacturing as opposed to outsourcing it. But does the Nabors fleet — do we need some CapEx there for refreshing or asset growth? How do we think about CapEx reductions relative to what the combined Company had done the past couple of years for CapEx?

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

What we meant there is just given the additional assets that we’re getting with the transaction, some of the organic growth that we had planned for C&J obviously won’t happen.

Brandon Dobell - William Blair & Company - Analyst

Okay.

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

With the assuming of these assets.

Brandon Dobell - William Blair & Company - Analyst

Okay, so the couple of fleets that you had guys talked about the past couple of calls, sounds like that might be either put on hold or just not followed through with.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

No, everything that we had ordered for this year is going to remain on order, and we’re going to take delivery of. We’re talking about CapEx for 2015 and beyond, primarily around the coiled tubing assets.

Brandon Dobell - William Blair & Company - Analyst

Okay, got it. Okay, that does it for me. Thanks, guys. Appreciate it.

Operator

Brad Handler, Jefferies.

Brad Handler - Jefferies & Company - Analyst

Yes, congrats on the deal. I guess a question — feels like sort of a question, does it — I need to work through. I need a little time to do it. But just if I’m roughing out the valuation that I think I see for 2015, I’m getting to something like 7.5 times EBITDA.

I guess I’m hoping you can give some confirmation of that, basically just taking the 53% of the $2.86 billion and your EBITDA guidance, I think. Confirmation there for maybe the first question.

Randy McMullen - C&J Energy Services, Inc. - President, CFO, Treasurer

Brad, we’re not going to comment on that.

Brad Handler - Jefferies & Company - Analyst

Okay. All right. Let’s see. Maybe a little bit more, then, about your perception of — I guess perception of opportunity within fracking. Do you sense the — I guess the question is, how quickly do you expect or do you sense you might wind up redeploying equipment across different basins, leveraging the broader US exposure that you have now? Again, presumably, focusing on Nabors’ fracking business.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

Yes, obviously, we’re seeing a turn in the industry. Nabors is seeing that same turn, and they’re getting activity. We don’t have plans to redeploy any of their equipment. We have plans to apply our best practices, especially on the completion side.

On the production side, we’re going to learn from Nabors, and we’re excited about the opportunity. On the completion side, being a pure play completion company, we think that we do it very well, better than most. And so we think that we can take our best practices model and apply it to the Nabors business, and get more effective utilization out of the equipment, which doesn’t necessarily mean redeployment.

The great thing here is, in the customer base, there’s absolutely no overlap. Nabors has a high demand for their equipment right now, just like we do. And we definitely each have a backlog. C&J has a backlog where we could deploy additional assets.

So we look forward to continuing to maintain the current customer relationships that Nabors have in service that work. But we could get more stages per day, revenue per horsepower, more aligned with C&J. There’s obviously a lot of upside there.

Brad Handler - Jefferies & Company - Analyst

Right, right. Maybe an unrelated — just one last one for me. I see the leadership — I’m looking at slide 14. I see the leadership. Can you elaborate a little on how the management structure might look, and how you are planning on integrating the Nabors’ personnel, perhaps, with the ones I see on the page?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

Yes, the management structure is going to be the same as it is today at C&J. Obviously, the Production business is not a business that we’ve been in, and Nabors acquired four years ago and built that business, and built it very solid, in fluids handling and work over. And so, although we have a lot of experience here, we think that Nabors’ management team is very key to the success of that organization. And we’re going to bring the Nabors management on the production side over.

And at this moment, we don’t have any preconceived notion that any of the management at the existing Nabors NCPS is going to go anywhere but to C&J Energy Services. And we think that this is creating a huge opportunity for both companies. At the executive level, the senior level, it’s all staying the same as it is with C&J now, other than for one that we’d bring over as the head of production.

Brad Handler - Jefferies & Company - Analyst

Understand. Okay, guys. Thanks very much.

Operator

Thank you. At this time, I’d like to turn the call over to Josh Comstock for any closing remarks.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman, and CEO

All right, well, listen, we appreciate you guys joining us for the call. Obviously, it was very short notice. Sometimes that can’t be helped. Obviously, we’re always available. Give us a call, and we’ll answer any questions you have. So we appreciate you joining, and we look forward to talking to you for our next quarterly earnings conference call. Thank you.

Operator

Thank you. Ladies and gentlemen, this does conclude your program. Thank you for your participation, and have a wonderful day. You may disconnect your lines at this time.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Nabors Industries Ltd. (“Nabors”) and a proxy statement of C&J Energy Services (the “Company”). Nabors and the Company also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Nabors and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors will be available free of charge on Nabors’s internet website at http://www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’s Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

The Company, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of

1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of the Company as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and the Company, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of the Company to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of the Company’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Nabors and the Company caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and the Company’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, the Company, the proposed transaction or other matters attributable to Nabors and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor the Company undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.